FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Material Event

Banco BBVA Argentina S.A.

accepts an offer to purchase 50% (fifty percent)

of FCA Compañía Financiera S.A.

Autonomous City of Buenos Aires, December 18, 2024

To:
Securities and Exchange Commission

RE: Material Event – Banco BBVA Argentina S.A. accepts an offer to purchase 50% (fifty percent) of FCA Compañía Financiera S.A.

Dear Sirs,

I address to you in my capacity as Head of Market Relations of Banco BBVA Argentina S.A., in compliance with the provisions of Chapter I, Title XII of the National Securities Commission Rules (Consolidated Text 2013 and its complementary and amending provisions), to inform you that as of today, Banco BBVA Argentina S.A. has accepted an offer from FIDIS S.p.A to acquire 50% of the share capital of FCA Compañía Financiera S.A. (hereinafter, “FCA CF”).

FCA CF is a financial company authorized by the Board of Directors of the Central Bank of the Argentine Republic through Resolution No. 432, dated September 16, 1999. It is part of the global Stellantis automotive group, and its main activity is financing private, non-financial sector residents for the purchase of vehicles of the Fiat, Jeep, and RAM brands, all of which are produced and/or marketed by FCA Automobiles Argentina S.A.

The acquisition of the shares and payment of the price will be completed after obtaining authorization from the Central Bank of the Argentine Republic and other applicable regulatory and competition authorizations (the “Closing”). The transaction price as of today is estimated at approximately 14.823 million Argentine pesos, based on the latest available closing date, September 30, 2024. However, according to the terms of the offer, the final price will be determined based on the financial statements closest to the Closing and will be subject to customary post-closing adjustments for transactions of this type.

Finally, we would like to inform you that the information regarding FCA CF, as required by the Listing Regulations of Bolsas y Mercados Argentinos S.A., is already available to the investing public since the company is admitted to the public offering regime as an issuer of negotiable obligations.

Yours sincerely,

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.
Date: December 18, 2024	By: /s/ Carmen Morillo Arroyo

Name: Carmen Morillo Arroyo
Title: Chief Financial Officer